EXHIBIT 99.1

enCore Energy Continues to Advance Dewey-Burdock Project Permitting & Licensing

NASDAQ:EU
TSXV:EU
www.encoreuranium.com

DALLAS, Sept. 12, 2024 /CNW/ - enCore Energy Corp. (NASDAQ: EU) (TSXV: EU) (the "Company" or "enCore"), a uranium producer, today provides an update on the regulatory progress for the Company's 100% owned Dewey-Burdock In-Situ Recovery ("ISR") Uranium Project located near Edgemont, South Dakota. The Dewey-Burdock Project has received its Source Material License from the U.S. Nuclear Regulatory Commission ("NRC"), its Aquifer Exemption and its Class III and V Underground Injection Control ("UIC") Permits from the U.S. Environmental Protection Agency ("EPA") Region 8. These three Federal approvals have been subject to appeal by the Oglala Sioux Tribe ("OST"). The Company announced on March 20, 2023 that the NRC Source Material License was final when the OST chose not to appeal the decisions by the D.C. Circuit Court of Appeals to the U.S. Supreme Court. On September 3, 2024, the Environmental Appeals Board ("EAB") of the EPA issued its ruling on the OST appeal regarding the Dewey- Burdock Class III and V UIC Permits. The EAB decision is consistent with the ruling by the D.C. Circuit Court of Appeals where both appeals involved similar issues.

Paul Goranson, Chief Executive Officer stated: "This is another significant milestone for advancing the Dewey-Burdock Project, and it remains consistent with the prior outcome from the U.S. NRC. We believe that the portion of the Order remanding back to EPA Region 8 is administrative and will not significantly impact the overall timing to advance the Dewey-Burdock project."

In summary, the EAB decision:

  Reiterated the EAB 2023 decision denying OST claims and finding that EPA complied with the National Historic Preservation Act ("NHPA") Section 106;
  Denied OST claims and found that EPA complied with NHPA Section 110;
  Denied OST claims that EPA failed to comply with the National Environmental Protection Act (NEPA);
  Reserved judgment on other OST claims until EPA expands the administrative record by adding documents, considers those additional materials, responds to related comments, takes further appropriate action in reissuing the permit decisions;
  The EAB remanded the reserved issues to EPA and specified that any appeals challenging the reissued permit decisions will be limited to the issues reserved in the remand and any modifications to the permits made as a result of the remand.

About enCore Energy Corp.

enCore Energy Corp., America's Clean Energy Company™, is committed to providing clean, reliable, and affordable fuel for nuclear energy as the only United States uranium producer with multiple production facilities in operation. The enCore team is led by industry experts with extensive knowledge and experience in all aspects of In-Situ Recovery ("ISR") uranium operations and the nuclear fuel cycle. enCore solely utilizes ISR for uranium extraction, a well-known and proven technology co-developed by the leaders at enCore Energy.

Following upon enCore's demonstrated production success in South Texas, future projects in enCore's production pipeline include the Dewey-Burdock project in South Dakota and the Gas Hills project in Wyoming. The Company holds other assets including significant New Mexico resources, non-core assets and proprietary databases. enCore is committed to working with local communities and indigenous governments to create positive impact from corporate developments.

www.encoreuranium.com

Cautionary Note Regarding Forward Looking Statements:

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Certain information contained in this news release, including: any information relating to the Company being a leading uranium company, statements regarding future or potential production, and any other statements regarding future expectations, beliefs, goals or prospects; may constitute "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and United States securities laws and regulations (collectively, "forward-looking statements"). All statements in this news release that are not statements of historical fact (including statements containing the words "expects", "is expected", "does not expect", "plans", "anticipates", "does not anticipate", "believes", "intends", "estimates", "projects", "potential", "scheduled", "forecast", "budget" and similar expressions or variations (including negative variations) of such words and phrases, or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken) should be considered forward-looking statements. All such forward-looking statements are subject to important risk factors and uncertainties, many of which are beyond the company's ability to control or predict. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; future legislative and regulatory developments; the ability of enCore to implement its business strategies; including achieving expected levels of production at Rosita and Alta Mesa in the planned time frame or at all; and other risks. A number of important factors could cause actual results or events to differ materially from those indicated or implied by such forward-looking statements, including without limitation exploration and development risks, changes in commodity prices, access to skilled mining personnel, the results of exploration and development activities; production risks; uninsured risks; regulatory risks; defects in title; the availability of materials and equipment, timeliness of government approvals and unanticipated environmental impacts on operations; litigation risks; risks posed by the economic and political environments in which the Company operates and intends to operate; increased competition; assumptions regarding market trends and the expected demand and desires for the Company's products and proposed products; reliance on industry equipment manufacturers, suppliers and others; the failure to adequately protect intellectual property; the failure to adequately manage future growth; adverse market conditions, the failure to satisfy ongoing regulatory requirements and factors relating to forward looking statements listed above which include risks as disclosed in the Company's annual information form filings. Should one or more of these risks materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. The Company assumes no obligation to update the information in this communication, except as required by law. Additional information identifying risks and uncertainties is contained in filings by the Company with the various securities commissions which are available online at www.sec.gov and www.sedar.com. Forward-looking statements are provided for the purpose of providing information about the current expectations, beliefs and plans of management. Such statements may not be appropriate for other purposes and readers should not place undue reliance on these forward-looking statements, that speak only as of the date hereof, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

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SOURCE enCore Energy Corp.

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%CIK: 0001500881

For further information: For further information please contact: William M. Sheriff, Executive Chairman, 972-333-2214, info@encoreuranium.com

CO: enCore Energy Corp.

CNW 07:00e 12-SEP-24